Valeant Pharmaceuticals International, Inc.

2150 St. Elzéar Blvd. West

Laval, Québec

Canada, H7L 4A8

November 19, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Valeant Pharmaceuticals International, Inc.

Registration Statement on Form S-4 (File No. 333-196856)

Schedule TO-T (File No. 005-40724)

Preliminary Proxy Statement on Schedule on Schedule 14A (File No. 001-14956)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Valeant Pharmaceuticals International, Inc. (the “Company”) hereby respectfully requests the withdrawal of the Company’s Registration Statement on Form S-4 (File no. 333-196856) filed with the Securities and Exchange Commission (the “Commission”) on June 18, 2014, as amended on July 22, 2014, August 22, 2014 and September 22, 2014, together with all exhibits thereto (the “Registration Statement”). The Company’s request is based on its termination of the exchange offer to which the Registration Statement relates on November 19, 2014. The Registration Statement was never declared effective and no securities have been sold or exchanged pursuant thereto. Because the proposed offering of the securities under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

Valeant also hereby respectfully requests the immediate withdrawal of the Preliminary Proxy Statement on Schedule 14A (File No. 001-14956), filed with the Commission on June 24, 2014, as amended on July 22, 2014, August 22, 2014 and September 22, 2014, together with all exhibits thereto (collectively referred to as the “Proxy Statement”). In light of the fact that Valeant is withdrawing the Registration Statement, it no longer believes it is desirable to pursue the matters referred to in the Proxy Statement.

United States Securities and Exchange Commission	-2-

The Company acknowledges that no refund will be made for fees paid to the Commission. However, in accordance with Rule 457(p) under the Securities Act, the Company hereby requests that the total fees paid to the Commission in the amount of $6,016,185.01, including fees in the amount of $2,576,000.00 paid in connection with the filing of the Schedule TO-T (File No. 005-40724), be offset against the total filing fee due for subsequent Commission filings.

United States Securities and Exchange Commission	-3-

Should you have any questions on this matter, please contact Alison S. Ressler or Alan J. Sinsheimer of Sullivan & Cromwell LLP at (310) 712-6630 and (212) 558-3738, respectively.

Sincerely,

Valeant Pharmaceuticals International, Inc.

By:	/s/ Robert R. Chai-Onn
Name:	Robert R. Chai-Onn
Title:	Executive Vice President, General Counsel and Chief Legal Officer, Head of Corporate and Business Development

cc:	J. Michael Pearson
Howard B. Schiller
(Valeant Pharmaceuticals International, Inc.)

Alison S. Ressler
Alan J. Sinsheimer
(Sullivan & Cromwell LLP)